April 30, 2012

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Kathryn McHale

Re:      Manhattan Bancorp

Amendment No. 1 to Registration Statement on Form S-4

Filed April 16, 2012

File No. 333-179137

Dear Ms. McHale:

On behalf of Manhattan Bancorp (the “Company”), and based upon information provided by the Company, Professional Business Bank, CGB Holdings, Inc. and their respective advisors, we hereby submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 26, 2012 with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4.

This letter and Amendment No. 2 to Registration Statement (“Amendment No. 2”) are being filed with the Commission electronically today.  In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with three courtesy copies of Amendment No. 2 marked to indicate changes from the version filed on April 16, 2012.

For the convenience of the Staff, each of the Staff’s comments is reproduced in its entirety and is followed by the corresponding response of the Company.  All references to page numbers in the Company’s responses are to the pages in the marked version of Amendment No. 2.

Summary, page 1

1.   We note the new disclosure on dilution and controlling interest, but do not see the requested disclosure on the conflicts of interest inherent in the transaction.  Please provide a clear and prominent statement on the conflicts of interests.

Response:

In response to the Staff’s comment, the disclosure in the Summary section of Amendment No. 2 has been reordered to place additional emphasis on the conflicts of interest inherent in the mergers.  The section entitled “Interests of Fund Manager, the Funds and Certain Executive Officers and Directors of

Securities and Exchange Commission

April 30, 2012

Manhattan Bancorp and Professional Business Bank in the Mergers” now precedes the sections entitled “The Funds Will Have a Controlling Interest in Manhattan Bancorp Following the Mergers” and “Graphic Illustration of the Mergers.”  In addition, the section entitled “Interests of Fund Manager, the Funds and Certain Executive Officers and Directors of Manhattan Bancorp and Professional Business Bank in the Mergers” now begins with a clear and prominent statement to the effect that there are inherent conflicts of interest in the mergers.

Mergers Generally Tax-Free to Shareholders, page 7

2.   Please revise to state that tax counsel opined that the transaction will be tax free to shareholders.  Specifically, clearly state the opinion on the tax consequences and eliminate the uncertainty in the language of the first two sentences such as:  “structured to qualify as a reorganization” and “counsel…has rendered an opinion indicating that the material United States federal income tax consequences…”

Response:

In response to the Staff’s comment, the disclosure on page 7 of Amendment No. 2 has been revised.

3.   Also, revise this disclosure to be consistent with changes made in the tax discussion and to the exhibit 8.1 opinion.

Response:

In response to the Staff’s comment, the disclosure on page 7 of Amendment No. 2 has been revised.

U.S. Federal Income Tax Consequences of the Mergers, page 80

1.   Please reconcile the inconsistencies between your opinion in Exhibit 8.1 and your prospectus disclosure on page 82.  If, as it appears, counsel’s full tax opinion will be included in this section of the prospectus (and the exhibit 8.1 opinion will be a short form opinion confirming counsel’s opinion in the document), make this section an opinion by removing the statement that the opinion “appears as Exhibit 8.1” and clearly state all material underlying assumptions, qualifications, and limitations.

Response:

In response to the Staff’s comment, the disclosure on page 82 of Amendment No. 2 has been revised.

Securities and Exchange Commission

April 30, 2012

2.   If your opinion in exhibit 8.1 will be a long form opinion, summarize it here and state that the opinion is filed as an exhibit.  You must opine on all the material tax consequences in your opinion.

Response:

The opinion in exhibit 8.1 is a short form opinion.  The full opinion, which includes an opinion on all material tax consequences of the mergers, is provided in this section of the prospectus.

3.   Please revise the statement in paragraph two on page 82 that the tax opinion “has no binding effect or official status of any kind” to clearly limit this statement of effect and status of the opinion to the IRS, as seems to be your intent.  Revise with a view towards a shareholder’s right to rely on the opinion.

Response:

In response to the Staff’s comment, the disclosure on page 82 of Amendment No. 2 has been revised.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements, page 98

Note 1.  Basis of Presentation, page 101

1.   Please refer to the response to comment 36 of our February 17, 2012 letter.  Please revise to clarify why you are using a calculated price per share for Manhattan’s common stock to prepare the pro forma financial statements since you disclose elsewhere that the merger consideration is to be based on the book values of the respective companies.  It would appear that more clarity as to the potential affect of those values on the business combination may be provided by using the respective book values as of a current date.

Response:

In response to the Staff’s comment, the disclosure on page 101 of Amendment No. 2 has been revised.

Note 3.  Preliminary Pro Form Adjustments, page 103

2.   Please refer to adjustment B and revise to clarify how applying a flat discount rate to the loan portfolio complies with the requirements of ASC 310-30.  Disclose how you identified and measured loans to be acquired with evidence of credit impairment.  Also, disclose how you determined the allocation as presented in the table in pro forma adjustment B.

Securities and Exchange Commission

April 30, 2012

Response:

In response to the Staff’s comment, the disclosure on page 103 of Amendment No. 2 has been revised.

Financial Statements of CGB Holdings, Inc and Subsidiaries, beginning on page F-1

3.   Please revise the face of the consolidated balance sheets to parenthetically disclose the allowance for loan losses.

Response:

In response to the Staff’s comment, the disclosure on page F-3 of Amendment No. 2 has been revised.

Exhibits

Exhibits 5.1, Legal Opinion

1.   File a signed and dated opinion in the next amendment.

Response:

In response to the Staff’s comment, a signed and dated opinion regarding the legality of the securities to be issued has been filed with Amendment No. 2.

Exhibits 8.1, Tax Opinion

2.   We note the statement in your draft opinion:  “In our opinion, such discussion of those consequences, insofar as it summarizes matters of United States federal income tax law, and subject to the qualifications, exceptions, assumptions and limitations described therein and herein, is accurate in all material respects.”  Please revise to clarify that Bingham McCutchen LLP opines on the tax consequences, not the manner in which they are described in the prospectus.  Although the tax discussion in the prospectus appears to be intended as counsel’s tax opinion, the Exhibit 8 opinion must clearly confirm the opinion.

Response:

In response to the Staff’s comment, the tax opinion in exhibit 8.1 has been revised.

Securities and Exchange Commission

April 30, 2012

3.   File a signed and dated opinion in the next amendment.

Response:

In response to the Staff’s comment, a signed and dated opinion regarding certain tax matters has been filed with Amendment No. 2.

* * *

If you have any questions, please feel free to contact the undersigned by telephone at (714) 830-0617 or Keith T. Holmes, Esq. at (310) 282-8989.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Joshua A. Dean

Joshua A. Dean, Esq.

cc:        Paul Cline, U.S. Securities and Exchange Commission

Hugh West, U.S. Securities and Exchange Commission

Jessica Livingston, U.S. Securities and Exchange Commission

Terry L. Robinson, Manhattan Bancorp

Mary Lynn D. Lenz, Professional Business Bank

Keith T. Holmes, Esq., King, Holmes, Paterno & Berliner